John A. Hill

The Putnam Funds
Chairman of the Trustees

One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

There is still time to vote on the issues that affect your fund!

Dear Shareholder:

In September, we mailed you a proxy statement requesting your vote on a proposed merger of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund into Putnam Municipal Opportunities Trust, another fund managed by Putnam. The Trustees unanimously recommend approval of this merger proposal. Our records show that we have not yet received your completed ballot.

We have included another copy of the ballot and a postage-paid return envelope for your convenience. Your vote on this matter is important — and action on your part saves your fund money. If you have already voted, please ignore this letter, and thank you for your vote. If you have any questions about the proposal, please call 1-800-780-7316 or consult your financial representative.

Sincerely,

John A. Hill
Chairman of the Trustees

247801 9/07